                      September 14, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Katherine Wray, Esq.

Re:	SITO Mobile, Ltd
Registration Statement on Form S-1
File No. 333-205785

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SITO Mobile, Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on September 16, 2015, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SITO MOBILE, LTD.

By:	/s/ Jerry Hug
Name:	Jerry Hug
Title:	Chief Executive Officer